

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Christopher Eperjesy
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, Ohio 45840

> **Re: Cooper Tire & Rubber Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 24, 2020**
> **File No. 001-04329**

Dear Mr. Eperjesy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 23

1. We understand that your product liability expense includes amortization of insurance premium costs, adjustments to settlement reserves, and legal costs incurred in defending claims. Please quantify and disclose the primary factors for the $23 million increase in the product liability expense from 2018 to 2019.

Report of Independent Registered Public Accounting Firm, page 79

2. It appears that your auditor's report from Ernst & Young LLP does not conform to the format outlined in PCAOB Auditing Standards 3101. Specifically, the auditor's report does not include the elements of paragraph .09 c-f. Please consult with your auditors and amend your Form 10-K to include an audit opinion that complies with the requirements of PCAOB AS 3101.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing